Invesco DB G10 Currency Harvest Fund

As of March 31, 2020 Issuer Free Writing Prospectus dated April 29, 2020 Filed Pursuant to Rule 433 Registration No. 333-233251

Fund Description

The Invesco DB G10 Currency Harvest Fund (Fund) seeks to track changes, positive or negative, in the level of the Deutsche Bank G10 Currency Future Harvest Index® - Excess Return (DB G10 Currency Future Harvest Index ER or Index) over time, plus income from the Fund’s holdings of US Treasury securities, money market funds and T-Bill ETFs, less Fund’s expenses. The Fund is designed for investors who want a cost effective and convenient way to invest in currency futures. The Index is composed of currency futures contracts on certain G10 currencies and is designed to exploit the trend that currencies associated with relatively high interest rates, on average, tend to rise in value relative to currencies associated with relatively low interest rates. The Index’s G10 currency universe includes U.S. dollars, euros, Japanese yen, Canadian dollars, Swiss francs, British pounds, Australian dollars, New Zealand dollars, Norwegian krone and Swedish krona. Not all currencies will be included in the index. The Fund seeks to track the Index, which is designed to reflect the return from investing up to a 2:1 leveraged basis (immediately upon rebalancing, which may then increase or decrease) in long currency futures positions for certain currencies associated with relatively high yielding interest rates and in short currency futures positions for certain currencies associated with relatively low yielding interest rates. The Fund and the Index are rebalanced and reconstituted quarterly.

This Fund is not suitable for all investors due to the speculative nature of an investment based upon the Fund’s trading which takes place in very volatile markets. Because an investment in the Fund is leveraged, even a small movement in the market price of the underlying futures contracts could cause large losses. Please see Investment Risks, Important Information and the Prospectus for additional risk disclosures.

ETF Information

Fund Name	Invesco DB G10 Currency Harvest Fund
Fund Ticker	DBV
CUSIP	46139B102
Intraday NAV	FBV
Management Fee	0.75%
Total Expense Ratio	0.78%
Listing Exchange	NYSE Arca

The Estimated Futures Brokerage Expenses are 0.03%.

Underlying Index Data

Index Provider	DWS Investment Management Americas Inc.
Index Name	DB G10 Currency Future Harvest Index Excess Return

Growth of $10,000

Data beginning 10 years prior to the ending date of March 31, 2020. Fund performance shown at NAV.

Performance as at March 31, 2020

Performance (%)	YTD	1Y	3Y	5Y	10Y	Fund Inception
ETF - Market Price	-15.22	-14.54	-5.78	-3.13	-1.09	-0.93
ETF - NAV	-7.56	-6.83	-2.93	-1.42	-0.21	-0.26
Underlying Index	-7.92	-8.11	-3.88	-1.73	0.02	-0.45
Benchmark1	-7.66	-6.45	-2.22	-0.61	0.62	0.54
Benchmark2	2.76	1.81	-0.43	0.14	2.02	1.07

Calendar year performance (%)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
ETF - NAV	4.95	0.61	-4.91	6.87	-8.49	0.12	-2.79	9.74	0.38	0.94
Underlying Index	3.54	-0.44	-4.97	7.60	-7.63	0.92	-1.98	10.39	1.18	1.67
Benchmark[1]	5.73	1.54	-4.08	7.94	-7.58	0.95	-1.93	10.48	1.23	1.81
Benchmark[2]	0.22	4.40	-9.87	3.63	9.26	12.79	0.33	-0.51	1.46	1.50

Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and Shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. Returns less than one year are cumulative. Call 800-983-0903 for the most recent month-end performance. An investor cannot invest directly in an index. The Fund’s performance from inception up to and including February 23, 2015, reflects performance associated with the predecessor managing owner. Performance on and after February 23, 2015, reflects performance associated with the current managing owner, Invesco Capital Management LLC. Market returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times.

Fund Inception: September 18, 2006

Shares are not FDIC insured, may lose value and have no bank guarantee.

Shares are not individually redeemable. Shares may be acquired from the Fund and tendered for redemption to the Fund in Creation and Redemption Units only, typically consisting of 200,000 Shares.

Index history has certain inherent limitations and does not represent actual trading performance or returns of the Fund. Index history does not represent trades that have actually been executed and therefore may under or over compensate for the impact, if any, of certain market factors, such as illiquidity. No representation is being made that the Fund will or is likely to achieve profits or losses similar to the Index history.

Because the Fund collateralizes its futures positions primarily with US Treasuries, money market funds and T-Bill ETFs,the results of the total return Deutsche Bank G10 Currency Future Harvest Index Total Return (DBG 10 Currency Future Harvest Index TR) (Symbol: DBHVFTR) are also displayed. Please see invesco.com for indicative intra-day NAV and last end-of-day NAV.

[1]	DB G10 Currency Future Harvest Index TR
[2]

The US Dollar Index (USDX®) provides a general indication of the international value of the USD by averaging the exchange rates between the USD and the six major world currencies in the Spot Index - Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona and Swiss Franc.

Top ETF holdings (%)

Weight
Futures
Euro	5379.98
Japanese Yen	5362.67
Swiss Franc	5302.56
Norwegian Krone	-5280.10
New Zealand Dollar	-5319.13
Canadian Dollar	-5345.99
Collateral
United States Treasury Bills	72.56
Premier U.S. Government Money Portfolio	27.44

Please see the website for complete holdings information. Holdings are subject to change.

How the Fund Invests and Potential Advantages The Fund invests in liquid futures contracts trading on regulated exchanges and has the following potential advantages:

Enhanced currency index: The Index is designed to exploit the tendency for currencies associated with higher interest rates to yield greater returns than currencies associated with lower interest rates.

Diversification: Currencies may help to diversify a portfolio because currency returns have tended to exhibit low correlation to stock and bond returns. Of course, diversification does not guarantee a profit or eliminate the risk of loss.

Ease of investment: The Fund provides convenient access to the returns of the international currency markets by following a highly-developed index previously available only to very sophisticated investors.

Interest earned: The Fund collateralizes its futures contracts primarily with US Treasury securities, money market funds and T-Bill ETFs and earns interest on these securities. Interest income can enhance returns.

Invesco Distributors, Inc.

Invesco.com 4/20

P-DBV-PC-1

Investment risk

Currencies, commodities and futures generally are volatile and are not suitable for all investors.

The Fund is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in the Fund.

Short selling theoretically exposes the Fund to unlimited losses, which may result in the total loss of your investment.

Investment in foreign exchange related products is subject to many factors that contribute to or increase volatility, such as national debt levels & trade deficits, changes in domestic & foreign interest rates, & investors’ expectations concerning interest rates, currency exchange rates & global/regional political, economic/financial events & situations.

The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

Please review the prospectus for breakeven figures for the Fund.

This Fund issues a Schedule K-1.

Important Information

The Shares of the Fund are not deposits, interests in or obligations of any Deutsche Bank AG, Deutsche Bank AG London Branch, DWS Investment Management Americas Inc. (“DIMA”) or any of their respective subsidiaries or affiliates or any other bank (collectively, the “DB Parties”) and are not guaranteed by the DB Parties.

Deutsche Bank G10 Currency Future Harvest Index® – Excess Return and Deutsche Bank G10 Currency Future Harvest Index® – Total Return (the “Indices”) are products of Deutsche Bank AG and/or its affiliates. Information regarding these Indices is reprinted with permission. ©Copyright 2020. All rights reserved. Deutsche Bank®, DBTM, Deutsche Bank G10 Currency Future Harvest Index® – Excess Return and Deutsche Bank G10 Currency Future Harvest Index® – Total Return are trademarks of Deutsche Bank AG. The Indices and trademarks have been licensed for use for certain purposes by Invesco Capital Management LLC, an affiliate of Invesco Distributors, Inc. The Fund is not sponsored, endorsed, sold or promoted by DB Parties or their third party licensors and none of such parties makes any representation, express or implied, regarding the advisability of investing in the Fund, nor do such parties have any liability for errors, omissions, or interruptions in the Indices. As the Index Provider, Deutsche Bank AG is licensing certain trademarks, the underlying Index and trade names which are composed by Deutsche Bank AG without regard to Index, this product or any investor.

This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions.

Invesco Capital Management LLC, investment adviser and Invesco Distributors, Inc., ETF distributor are indirect, wholly owned subsidiaries of Invesco Ltd.

Invesco Capital Management LLC and Invesco Distributors, Inc. are not affiliated with Deutsche Bank Securities Inc.

The Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov.

Alternatively, you may visit the Fund’s web site at invesco.com or the Fund will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.

Note: Not all products available through all firms or in all jurisdictions.

Glossary

Intraday NAV is a symbol representing estimated fair value based on the most recent intraday price of underlying assets.